Exhibit 4.4

MANAGEMENT SERVICES AGREEMENT

Between

SBC INTERNATIONAL MANAGEMENT SERVICES, INC.

A corporation duly organized under the laws of the State of Delaware, United States of America, with headquarters in Wilmington, Delaware, USA, hereinafter “SBCI-MSI”, with Permanent Establishment in Mexico. Establishment in the terms provided in the Income Tax Law with address at Parque Vía 190-12th floor, Colonia Cuauhtémoc 06599 Mexico, D. F.

and

RADIOMÓVIL DIPSA S.A. DE C.V.

A corporation duly organized under the laws of the United Mexican States, with its principal place of business in Mexico City, D.F., hereinafter “TELCEL”.

DECLARATIONS

SBCI-MSI declares:

a)	That it is a corporation organized under the laws of the State of Delaware, United States of America;

b)	That it is mainly involved in investment in telecommunications services and their provision worldwide; and

c)	That it has the resources needed to fulfill its obligations pursuant to this agreement.

II.	TELCEL declares:

a)	That it is a Company organized under the laws of the United Mexican States with place of business at Lago Alberto 366, Colonia Anáhuac, 11320 Mexico, D. F.;

b)	That its corporate purpose, generally, is to provide all types of services and products connected with wireless telecommunications; and

c)	That it is its wish to obtain the services SBCI-MSI can provide with the purpose of improving its operations.

III.	For purposes of this Agreement SBCI-MSI and TELCEL shall be referred to jointly as the “Parties.”

CLAUSES

FIRST: SBCI-MSI hereby agrees to provide TELCEL and the TELCEL Subsidiaries (as defined herein) specialized professional counseling and advisory services in all or any one of the following areas up to the compensatory amount set forth in this Agreement (details of these counseling and advisory services shall be determined by mutual agreement):

1.	Evaluation and counseling concerning material management decisions of Telcel.

2.	Counseling relating to performance of material daily operations of Telcel.

3.	Counseling connected with technical, administrative and financial planning.

4.	Counseling in the subject matter of introduction of systems for management and operating control.

5.	Counseling in the matter of design and planning of investment required for modernization of the technical infrastructure.

6.	Counseling pertaining to policies in the file of rates, business relations and regulatory efforts.

7.	Counseling as to the establishment of network construction procedures.

8.	Generally, counseling concerning reorganization, modernization and restructuring of Telcel.

Hereinafter, the services set forth above in Clause First 1. through 8. shall be called the “Services”. If TELCEL requests services that exceed the amount to be paid SBCI-MSI under this Agreement or if TELCEL requests additional management support, assistance, and technical information outside the scope of this agreement from SBCI-MSI or one of its Affiliates, such additional services will be negotiated and the terms and conditions mutually agreed upon prior to their provision. In presentation of the Services or any additional services, SBCI-MSI shall only provide information approved for a general export license not requiring written guarantees as the US Department of Commerce provides.

TELCEL agrees that at the request of SBCI-MSI, TELCEL shall provide adequate information and cooperation to SBCI-MSI so that SBCI-MSI can fulfill its obligations pursuant to this Agreement.

SECOND: As used in this Agreement, the term “Recipient” means: (a) SBCI-MSI; (b) TELCEL; (c) any of the officers, directors, or employees of TELCEL or SBCI-MSI; (d) any SBCI-MSI affiliate or subsidiary; (e) TELCEL’s subsidiaries that are Mexican corporations in which TELCEL owns 50 percent or more of the capital stock, or where TELCEL has voting control in a shareholders meeting, (the “TELCEL Subsidiaries”), and; (f) any of a Parties’ attorneys, accountants, consultants, advisors or agents who are not employees of such Party (collectively “Representatives”).

1. Information. In conjunction with the provision of the Services, the Parties shall share information, materials, data, drawings, designs, instructions, manuals, specifications an other information with each other (the “Information”).

2. Disclosure to Third Parties. A Recipient shall treat the Information as confidential, shall not disclose the Information to any person or entity except as authorized herein, and shall safeguard the Information at least to the extent that it would its own proprietary or confidential information, but in any event shall use at least reasonable care to safeguard the Information. No information may be disclosed or used (other than for purposes of complying with this Agreement and the Agreement dated March 13, 2001 between Carso Global Telecom, S.A. de C.V. and SBC International, Inc., as such has been amended from time to time) without the written consent of the Party that initially disclosed the information (the “Disclosing Party”). A Recipient shall immediately notify the Disclosing Party of any request by any third person (including non-controlled Affiliates) that the Information be disclosed. The Recipient and Disclosing Party shall cooperate in good faith to protect the information from disclosure.

3. Publicity. Except as may, in the reasonable opinion of counsel, be required by law, regulation or rules (including but not limited to a policy statement of any organized securities exchange, market or quotation system on which the securities of such party or any of its Affiliates and/or Subsidiaries are listed or quoted for trading or by subpoenas or similar judicial process), the Parties shall not announce or disclose the terms or conditions of this Agreement to any third party, or advertise or release any publicity regarding this Agreement, without the prior written consent of all Parties.

4. Ownership and Use of Information. All Information delivered pursuant to this Agreement shall be and remain the property of the Disclosing Party. A Recipient may only use the Information in the manner contemplated under this Agreement. Documents containing or reflecting the Information, and all copies thereof, shall be promptly returned to the Disclosing Party upon written request, or destroyed at the Disclosing Party’s option. Computer files or documents prepared by the Recipient based on the Information shall be destroyed by the Recipient rather than returned to the Disclosing Party. Nothing herein shall be construed as granting or conferring any rights by license or otherwise, express or implied, regarding any idea made, conceived or acquired prior to or after the date hereof, nor granting any right with respect to the use or marketing of any product or service.

5. Confidentiality Term. The duty not to disclose Information received hereunder, shall continue and survive the termination of this Agreement for a period of three (3) years from the date of such termination.

6. Access to and Control of Information. Subject to paragraph number 2 above, prior to allowing any officer, director, employee or Representative of a Recipient access to the Information, a Recipient shall inform each such person of the confidential nature of the Information and of the Recipient’s obligations under this

Agreement, and shall direct each such person to comply with the provisions of this Agreement. Each Party agrees to be liable for any disclosure by any officer, director, employee or Representative of the Party that is in violation of this Agreement.

7. Exceptions. The obligations contained herein shall not apply to: (a) information which is now in or hereafter enters the public domain without a breach of this Agreement by the Recipient, (b) information independently developed by a Recipient’s personnel or representatives who do not have access to the Information, (c) information disclosed in good faith to the Recipient by a third person legally entitled to disclose the same, or (d) subject to paragraph 2, information disclosed pursuant to court order, judicial process, or otherwise as required by law (including but not limited to a policy statement of any organized securities exchange, market or quotation system on which the securities of such party or any of its Affiliates and/or Subsidiaries are listed or quoted for trading or by subpoenas or similar judicial process received after the date hereof).

8. Remedies. It is understood and agreed that money damages would not be a sufficient remedy for any breach of this Agreement by a Recipient or its Representatives and that the Parties shall be entitled to specific performance as a remedy for any such breach and/or to an injunction (without bond) prohibiting any further breach. Such remedy shall not be deemed to be exclusive but shall be in addition to all other remedies available at law or equity to the Parties.

9. No Warranties. The Parties acknowledge that no express or implied warranties have been made with respect to the Information by any Party or its affiliates, Representatives, officers, agents, employees, or controlling persons. The Parties agree that they are not entitled to rely on the accuracy or completeness of the Information.

THIRD: SBCI-MSI shall provide the Services with its own resources located in Mexico City. Any services requiring resources from other sources or SBCI-MSI subsidiaries shall be contracted separately and additionally to this Agreement.

FOURTH: Under this agreement, TELCEL agrees to pay SBCI-MSI, a total annual amount of ONE MILLION US$ ($1,000,000.00 US$) plus value added tax for the initial year of this Agreement. TELCEL shall make this ONE MILLION US$ ($1,000,000.00 US$) payment to SBCI-MSI plus value added tax in a onetime payment on February 28 of each year through a bank transfer or cable transfer sent directly to the corporate bank account, payable in United States Dollars, SBCI-MSI has in Mexico or any other account specified by SBCI-MSI. In the event TELCEL requires services not included in this Agreement, SBCI-MCI shall charge an additional amount to be agreed upon by the Parties. Six months prior to the first anniversary of this Agreement the Parties will consult and use best efforts to agree on compensation to be paid SBCI-MSI for the remaining term of the Agreement; provided however, that if no agreement is reached regarding such compensation, no payment will owed by TELCEL. In the event TELCEL wishes to continue receiving the Services from SBCI-MSI for an additional period, six months prior to the expiration of this Agreement the Parties will consult and negotiate further services and the compensation to be paid SBCI-MSI. If at any time during the term of this Agreement, SBCI-MSI has not appointed and made available to TELCEL an employee or Representative dedicate to providing the Services, TELCEL shall not be obligated to make any payment hereunder.

In the event TELCEL makes the payments in pesos, TELCEL shall pay SBCI-MSI a sufficient amount in Mexican pesos to allow SBCI-MSI to purchase the total amount of US dollars specified in the first paragraph of this clause.

FIFTH: SBCI-MSI represents and warrants that between its employees, Representatives, agents or subcontractors and TELCEL there exists only an independent contractor relationship, and that a labor relationship does not exist between such employees, Representatives, agents or subcontractors and TELCEL or any of its Subsidiaries and affiliates under the applicable laws and regulations in effect in Mexico or abroad. SBCI-MSI shall be solely responsible for all the salaries, benefits, taxes and expenses of its employees, Representatives, agents and subcontractors.

SIXTH: This Agreement shall be in effect during the period starting on January 1, 2002 and ending on December 31, 2005. Either Party may terminate this Agreement without cause by giving six (6) months prior written notice to the other Party. This Agreement may also be terminated by either Party by giving tour (4) months prior written notice if SBC International, Inc. or any of its Affiliates (as Affiliates is defined in the Agreement dated March 13, 2001 between Carso Global Telecom S.A. de C.V. and SBC International, Inc., assigned on December 5, 2001 by Carso Global Telecom, S.A. de C.V. to América Telecom, S.A. de C.V.) ceases to hold shares, whether directly or indirectly in TELCEL.

SEVENTH: Nothing herein shall be construed to be a license on any patent, trademark, trade name, operating practices or any other copyright property of SBCI-MSI or any holding company, controlled by or under common control with SBCI-MSI. TELCEL’s use of any patent, copyright, trademark, trade name, operating practice or any other copyright property of SBCI-MSI or any holding company, controlled by or under common control with SBCI-MSI shall be covered by a separate license agreement. Any remuneration provided for this separate license agreement shall be in addition to the remuneration provided in this agreement.

EIGHTH: The Parties shall not be liable for loss or damages resulting from any delay in fulfillment or non-fulfillment of any of their obligations herein when this delay is due to force majeur. They shall not be liable if the delay is on account of compliance with laws, regulations, orders or instructions from any governmental, federal, state or municipal authority of the United States of America or the United Mexican States, or if it is by reason of amendment to any one of these laws, regulations, orders or instructions that might affect the obligations of the Parties under this Agreement.

NINTH: The Parties agree to hold each other harmless from any claim or liability they might be liable to as a result of acts performed or omitted by the other Party.

TENTH: In view of the fact that this Agreement pertains to highly technical and confidential services, neither Party may assign its rights and obligations hereunder to any individual or company, whether national or foreign, without the prior written consent of the other party.

ELEVENTH: This Agreement may only be modified by means of a written Agreement, duly signed by the Parties or by their legal representatives.

TWELFTH: All notifications referred to herein shall be delivered to the domiciles of the Parties that are indicated below or to any other domicile that the Parties may indicate in writing in the future.

SBCI-MSI

SBC International, Inc.

175 E. Houston Street

San Antonio, Texas 78201

United States of America

Attn: General Attorney and

Assistant General Counsel – International

TELCEL

Lago Alberto 366

Tore Telcel _, Piso 2

Colonia Anáhuac

11320 México, D.F.

Attn: Alejandro Cantú Jiménez

THIRTEENTH: This Agreement shall be construed and interpreted pursuant to the applicable laws of Mexico. In case of any controversy arising herefrom, the Parties submit themselves to the jurisdiction of the competent courts of Mexico City, Federal District, expressly waiving any other jurisdiction that may correspond to them due to their present or future domicile or for any other reason.

FOURTEENTH: In the event that any one or more of the phrases, sentences, clauses, declarations or sections contained in this Agreement shall be declared invalid, or unenforceable by order, decree or judgment of any court having jurisdiction, or shall be or become invalid or unenforceable by virtue of any applicable law, the remainder of this Agreement shall be construed as if such phrases, sentences, clauses, declarations or sections had not been inserted.

FIFTEENTH: This Agreement may be executed in two or more counterparts, each of which counterparts shall be deemed an original. In providing this Agreement it shall not be necessary to produce or account for more than one of the counterparts.

SIXTEENTH: This Agreement is entered pursuant to Clause 3. of the Agreement dated March 13, 2001 between Cargo Global Telecom, S.A. de C.V. and SBC International, Inc., as such has been amended from time to time, and contains the complete agreement between the Parties with respect to the Services and supersedes any prior agreement, letter, communication or covenant between the Parties with respect to the Services.

This agreement is drawn in two counterparts and undersigned in Mexico City, Federal District on February 27, 2002.

SBC INTERNATIONAL MANAGEMENT SERVICES INC	Radiomóvil Dipsa, S.A. de CV.

/s/ Mark Royse	/s/ Daniel Hajj Aboumrad
By: Mark Royse	By: Daniel Hajj Aboumrad
President SBCI – Mexico	Director General

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